Texas New York Washington, DC Connecticut Seattle Dubai London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770 713.223.2300 Office 713.221.1212 Fax bgllp.com

October 1, 2014

VIA EDGAR TRANSMISSION

AND HAND DELIVERY

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:      Mara L. Ransom
Assistant Director

Re:        Kinder Morgan, Inc.

Registration Statement on Form S-4

Filed August 27, 2014

File No. 333-198411

Kinder Morgan Energy Partners, L.P. Schedule 13E-3

Filed August 27, 2014

File No. 005-47969

El Paso Pipeline Partners, L.P. Schedule 13E-3

Filed August 27, 2014

File No. 005-83402

Ladies and Gentlemen:

On behalf of our client, Kinder Morgan, Inc. (“KMI”), please find responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 26, 2014, with respect to the above-referenced registration statement (the “Registration Statement”).

KMI is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments. For your convenience, we have repeated in bold type each comment exactly as set forth in the September 26th comment letter. The parties’ response to each comment is set forth immediately below the text of the applicable comment.

General

1.            In an appropriate part of the prospectus/proxy statements, provide the ratio of earnings to fixed charges data required by Item 1010(a) of Regulation M-A.

United States Securities and Exchange Commission

October 1, 2014

Response:          In response to the Staff’s comment, ratio of earnings to fixed charges data has been added to page 15 of the preliminary proxy statement/prospectus of Kinder Morgan Energy Partners, L.P. (the “KMP proxy statement/prospectus”), page 14 of the preliminary proxy statement/prospectus of Kinder Morgan Management, LLC (the “KMR proxy statement/prospectus”), page 13 of the preliminary proxy statement/prospectus of El Paso Pipeline Partners, L.P. (the “EPB proxy statement/prospectus”) and page 20 of the preliminary proxy statement of KMI (the “KMI proxy statement”), in each case contained in Amendment No. 1.

2.            We note that Richard D. Kinder is a filing person on the Schedule 13E-3 filed by KMP and other related parties. Revise the prospectus to more specifically describe his role in the transaction and the specific affiliation and conflicts that led to his status as a filing person versus other insiders of the parties who are not filers. Your revised disclosure should separately address Mr. Kinder’s relationship to the parties both before and after the proposed Transactions and discuss the potential conflicts presented.

Response:          In response to the Staff’s comment, disclosure has been added to pages 52 and 53 of the KMP proxy statement/prospectus, page 51 of the KMR proxy statement/prospectus, page 50 of the EPB proxy statement/prospectus and pages 55 and 56 of the KMI proxy statement.

3.            For each relevant vote required to complete the Transactions, state the vote that is assured by virtue of the shares held by affiliates.

Response:          In response to the Staff’s comment, disclosure has been added to pages 5, 23 and 124 of the KMP proxy statement/prospectus, pages 5, 24 and 118 of the KMR proxy statement/prospectus and pages 5, 21 and 122 of the EPB proxy statement/prospectus.

Proxy Statement/Prospectus for Kinder Morgan Energy Partners, L.P.

Questions and Answers about the KMP Special Meeting and the Proposals

How and when do I make my cash, stock or mixed election?, page 23

United States Securities and Exchange Commission

October 1, 2014

4.            Disclose how you will notify KMP unitholders of the anticipated election deadline.

Response:          In response to the Staff’s comment, disclosure has been added to pages 25 and 106 of the KMP proxy statement/prospectus. In addition, similar disclosure has been added to pages 23 and 103 of the EPB proxy statement/prospectus.

Background to the Transactions, page 28

5.            The August 8, 2014 Jefferies materials included as exhibit 99(c)(4) to the Schedule 13E-3 filed by KMP and other parties includes a helpful summary of the history of the parties’ negotiations and the resulting changes in the structure of the deal. Revise to include a similar summary of the specific changes to the deal as they evolved, including who requested them.

Response:          In response to the Staff’s comment, as reflected in the August 8, 2014 Jefferies materials included as Exhibit 99(c)(4) to the Schedule 13E-3 filed by KMI and other parties (the “Jefferies 8/8 Presentation”), KMI has revised the disclosure on pages 39-42 of the KMP proxy statement/prospectus, pages 38-40 of the KMR proxy statement/prospectus, pages 37-39 of the EPB proxy statement/prospectus and pages 42-44 of the KMI proxy statement to include additional detail regarding (i) the July 30th counterproposal made by the KMGP/KMR committee and (ii) the July 31st counterproposal made by KMI.  KMI believes that all other items reflected in the Jefferies 8/8 Presentation summarizing the history of the negotiations of the Transactions are adequately addressed in the existing disclosure as indicated in the following table:

Date	Event	Description	Page Reference in Amendment No. 1

7/17	Irving’s Proposal	■ 10% premium to $82.35 / unit Port Arthur price on 7/16 ■ 2.1624x Port Arthur exchange ratio plus $10.77 / unit ■ 2.4542x Round Rock exchange ratio	Page 32 of KMP proxy statement/prospectus Page 31 of KMR proxy statement/prospectus Page 29 of EPB proxy statement/prospectus

United States Securities and Exchange Commission

October 1, 2014

Page 35 of KMI proxy statement

7/30	Port Arthur’s Counter

■   Fix equity-for-equity exchange ratio at 2.1624x (no re-openers based on intervening trading)

■   Add $1 / unit of cash to Port Arthur deal (from $10.77 to $11.77)

■   2.4813x Round Rock exchange ratio

■   Add cash / stock election to Port Arthur deal

■   Maximum all-in Elgin exchange ratio of 1.02556x (including $4.65 / unit)

Page 39 of KMP proxy statement/prospectus Page 38 of KMR proxy statement/prospectus Page 37 of EPB proxy statement/prospectus Page 42 of KMI proxy statement

7/31	Irving’s Counter to Counter

■   Increase Port Arthur exchange ratio to 2.1889x plus $10.77 / unit

■   2.4787x Round Rock exchange ratio(1)

■   Cash / stock election subject to proration solving for total cash of $4 billion

■   No assurance as to maximum Elgin exchange ratio

(1)   Ratio differs from the 2.4807x ratio included in the Jefferies 8/8 Presentation due to the manner in which Jefferies calculated the exchange ratio that Mr. Sanders communicated.

Pages 41 and 42 of KMP proxy statement/prospectus Page 40 of KMR proxy statement/prospectus Page 39 of EPB proxy statement/prospectus Page 44 of KMI proxy statement

8/5 morning	Elgin Bump	■ Elgin’s exchange ratio improved to 0.9451x plus $4.65 / unit	Page 45 of KMP proxy statement/prospectus Page 43 of KMR proxy statement/prospectus Page 42 of EPB proxy statement/prospectus Page 48 of KMI proxy statement

8/5 afternoon	Port Arthur’s Reaction	■ Requested improvement of Port Arthur’s exchange ratio to 2.1973x plus $10.77 / unit to maintain relative ownership	Page 45 of KMP proxy statement/prospectus Page 44 of KMR proxy statement/prospectus Page 43 of EPB proxy statement/prospectus Page 48 of KMI proxy

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statement

8/5 evening	Final Resolution	■ Port Arthur: 2.1931x plus $10.77 / unit ■ Round Rock: 2.4849x ■ Elgin: 0.9451x plus $4.65 / unit	Pages 48 and 49 of KMP proxy statement/prospectus Page 46 of KMR proxy statement/prospectus Pages 44 and 45 of EPB proxy statement/prospectus Page 43 of KMI proxy statement

6.            We note your disclosure on page 28 that “[b]y mid-March 2014, KMI senior management had determined that none of the potential alternatives reviewed were superior to continuing to operate under the existing structure.” Please elaborate upon the various considerations and conclusions that were made by the board at the April 16, 2014 meeting, where it appears that the existing structures and the various alternatives were considered and dismissed. Your revised disclosure should explain why these Transactions were favored over the various strategic alternatives considered. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.  Refer to Item 1013(b) of Regulation M-A.

Response:          In response to the Staff’s comment, disclosure has been added to pages 30-31 of the KMP proxy statement/prospectus, pages 29-30 of the KMR proxy statement/prospectus, pages 27-28 of the EPB proxy statement/prospectus and pages 33-34 of the KMI proxy statement.

7.            Clarify your disclosure to explain whether strategic alternatives were considered by KMP, KMR or EPB.

Response:          We note that the formal resolutions forming and delegating authority to the EPGP conflicts committee did not provide the EPGP conflicts committee the authority to review and evaluate, negotiate, approve or make any recommendation to the unaffiliated EPB unitholders any potential alternative transactions to the EPB merger. As such, the EPGP conflicts committee did not consider any strategic alternatives. The disclosure on page 33 of the KMP proxy statement/prospectus,

United States Securities and Exchange Commission

October 1, 2014

page 32 of the KMR proxy statement/prospectus, page 30 of the EPB proxy statement/prospectus and page 36 of the KMI proxy statement has been revised to reflect this information.

We further note that, following the receipt of KMI’s original proposal on July 17, the KMGP/KMR committee, on behalf of KMP and KMR, considered the following strategic alternatives: KMP’s acquiring KMI and EPB, KMP’s acquiring EPB, KMI’s providing incremental incentive distribution waivers in connection with KMP acquisitions, a permanent reset or elimination of incentive distributions, potential strategic alternatives regarding one of KMP’s business units, and an equity investment in KMP by a third party. The disclosure on pages 46-47 of the KMP proxy statement/prospectus, pages 45-46 of the KMR proxy statement/prospectus, pages 44-45 of the EPB proxy statement/prospectus and pages 49-50 of the KMI proxy statement has been revised to reflect this information.

8.            We note your disclosure in the second paragraph on page 30 that “KMI was interested in exploring an acquisition of KMP and KMR for a 10% premium to the July 16, 2014 closing price.” Please clarify why management believed that a 10% premium was an appropriate offer amount. Please also clarify how the increases in merger consideration made on July 30, 2014 and July 31, 2014 were determined. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.

Response:          In response to the Staff’s comment, disclosure has been added to page 33 of the KMP proxy statement/prospectus, page 31 of the KMR proxy statement/prospectus, page 30 of the EPB proxy statement/prospectus and page 35 of the KMI proxy statement.

9.            Please clarify how the final offer by KMI resulted in the stock election, cash election and mixed election options for KMP. This comment is also applicable to the proxy statement/prospectus for EPB.

Response:          In response to the Staff’s comment, disclosure has been added to page 48 of the KMP proxy statement/prospectus, page 46 of the KMR proxy statement/prospectus, page 45 of the EPB proxy statement/prospectus and page 51 of the KMI proxy statement.

United States Securities and Exchange Commission

October 1, 2014

10.                            Elaborate upon the “issues presented by Messrs. Gardner, Hultquist and Waughtal serving on each of the KMP conflicts committee and the KMR special committee” on page 36, with a view to addressing whether this structure raised any procedural concerns with the fairness of the Transactions.  As a related matter, please clarify the role of the KMP conflicts committee, as contrasted with the KMPG conflicts committee, considering this is your first reference to this committee.

Response:                               In response to the Staff’s comment, disclosure has been added to pages 38-39 of the KMP proxy statement/prospectus, pages 37-38 of the KMR proxy statement/prospectus, pages 35-36 of the EPB proxy statement/prospectus and pages 41-42 of the KMI proxy statement. The two references to the KMP conflicts committee have been corrected to refer to the KMGP conflicts committee.

11.                            In an appropriate place in your prospectus/proxy statement, please explain why KMI was not willing to proceed with a transaction that included a “majority of the minority of votes cast” threshold, with a view to understanding how KMI could conclude that the Transactions are procedurally fair without this procedural protection.  Refer to Item 1014(c) of Regulation M-A.

Response:                               In response to the Staff’s comment, disclosure has been added to page 63 of the KMP proxy statement/prospectus and page 57 of the EPB proxy statement/prospectus.

12.                            We note your disclosure on page 43 that Jefferies provided a presentation discussing “potential alternative transactions” on August 7, 2014. Please elaborate upon why those alternatives were not pursued. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.

Response:                               In response to the Staff’s comment, disclosure has been added to pages 46-47 of the KMP proxy statement/prospectus, pages 45-46 of the KMR proxy statement/prospectus, pages 44-45 of the EPB proxy statement/prospectus and pages 49-50 of the KMI proxy statement.

Position of the KMI Parties, KMP, KMGP and KMR as to the Fairness of the Merger, page 58

United States Securities and Exchange Commission

October 1, 2014

13.                            In an appropriate place in your prospectus/proxy statement, please provide additional disclosure regarding the derivative claims that you discuss on page 55. Specifically, discuss in additional detail the allegations made, the relief sought and the stage of the lawsuit.

Response:                               In response to the Staff’s comment, on page 60 of the KMP proxy statement/prospectus, where the allegations made and the relief sought in the derivative claims are described, disclosure has been added addressing the current stage of such lawsuits.  We note that, as disclosed on page 63 of the KMP proxy statement/prospectus, the KMI Parties expressly adopt as their own the analysis, discussion and resulting conclusions of the KMGP conflicts committee, the KMR board and the KMGP board described in the section entitled “—Recommendation of the KMGP Conflicts Committee, the KMR Board and the KMGP Board and Their Reasons for the Merger,” which section includes the disclosure regarding the derivative claims.

Projected Financial Information, page 59

14.                            Considering you indicate elsewhere in your proxy statement/prospectus, such as on page 37, that the assumptions underlying these projections were important to the considerations of the various committees and board members, please revise to briefly discuss the material assumptions that underlie these projections. In addition, describe any material limiting factors on the projected information.

Response:                               In response to the Staff’s comment, disclosure has been added to page 65 of the KMP proxy statement/prospectus, page 62 of the KMR proxy statement/prospectus, pages 58-59 of the EPB proxy statement/prospectus and page 59 of the KMI proxy statement.  We respectfully note that the paragraphs following this added disclosure discuss the limiting factors that may affect the projected financial information.

15.                            We note that the description on page 78 regarding the material relationships in the past two years between Barclays Capital and KMI, KMP, KMR and EPB does not provide a quantitative description of the fees paid to Barclays Capital, Inc. and its affiliates. Please revise the registration statement to provide such disclosures.  This comment also

United States Securities and Exchange Commission

October 1, 2014

applies to the disclosure on page 94 with regards to Citigroup Global Markets, Inc. Please see Item 1015(b) (4) of Regulation M-A. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.

Response:                               In response to the Staff’s comment, disclosure has been added to page 83 of the KMP proxy statement/prospectus, page 81 of the KMR proxy statement/prospectus, page 81 of the EPB proxy statement/prospectus and page 67 of the KMI proxy statement.

No Appraisal Rights, page 99

16.                            We note KMP unitholders will not have appraisal rights in connection with the KMP merger. Discuss whether this was a factor in setting the structure of this going private transaction. That is, disclose whether dissenter’ rights would have been available if you had chosen a different means of going private. This comment is also applicable to similar disclosure included in the EPB proxy statement/prospectus.

Response:        We respectfully note that as disclosed on page 104 of the KMP proxy statement/prospectus, under the Delaware Revised Uniform Limited Partnership Act, KMP unitholders would have appraisal rights in connection with the KMP merger only if they were provided for in either the partnership agreement or the agreement of merger. Neither the KMP partnership agreement nor the KMP merger agreement provides such appraisal rights. The structure of the going private transaction does not affect whether KMP unitholders have appraisal rights. The same is true with respect to EPB unitholders. We believe the disclosure in the KMP proxy statement/prospectus and the EPB proxy statement/prospectus with respect to appraisal rights provides the information required by Item 1004(d) of Regulation M-A.

Proposal 1: The Merger Agreement, page 122

17.                            Please delete the phrase “or relied upon as characterizations of the actual state of facts or conditions of KMI, KMP, KMGP, KMR or any of their respective subsidiaries or affiliates,” as this phrase inappropriately implies that readers should not rely on this representations, warranties and covenants described in this section and in the merger agreement.

United States Securities and Exchange Commission

October 1, 2014

Please make similar revisions to the fourth bullet point in the Representations and Warranties section on page 140 as well as the sentence immediately following this bullet point. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.

Response:                               In response to the Staff’s comment, the requested deletions have been made on pages 127 and 145 of the KMP proxy statement/prospectus, pages 122 and 139 of the KMR proxy statement/prospectus, pages 126 and 140 of the EPB proxy statement/prospectus and pages 103, 121, 123, 140, 142 and 156 of the KMI proxy statement.

Where You Can Find More Information, page 184

18.                            Please also incorporate by reference the Form 8-K filed on August 29, 2014. This comment is also applicable to similar disclosure included in the other proxy statements/prospectuses in your registration statement.

Response:                               The disclosure on pages 189 and 190 of the KMP proxy statement/prospectus, pages 180 and 181 of the KMR proxy statement/prospectus, pages 185 and 186 of the EPB proxy statement/prospectus and page 166 of the KMI proxy statement has been updated to include filings made since the Registration Statement was filed on August 27, 2014.

Proxy Statement/Prospectus for Kinder Morgan Management, LLC

Recommendation of the KMR Special Committee, page 48

19.                            We note your indication that the KMR special committee and board approved the Transaction “taking into account the totality of the relationships between the parties involved, including other transactions.” Please revise to clarify the purpose for this qualifier and to more specifically describe the “other transactions” considered.

Response:                               In response to the Staff’s comment, disclosure has been added to page 49 of the KMR proxy statement/prospectus. We respectfully note that Section 5.7(c) of KMR’s limited liability company agreement provides that a transaction between KMR and its affiliates is not void if the

United States Securities and Exchange Commission

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transaction is fair, taking into account the totality of the relationships between the parties involved, including other transactions between the parties, as determined in the sole discretion of the KMR board

Proxy Statement/Prospectus for Kinder Morgan, Inc.

Summary, page 1

Risks Relating to the Transactions, page 12

20.                            Please revise this section to include the risks related to substantial debt you will incur as a result of this transaction. In this regard, we note your disclosure on page 90 that “[i]n connection with the Transactions, [you] expect to incur approximately $4.2 billion of indebtedness either under the bridge facility or in capital markets transactions.”

Response:                               In response to the Staff’s comment, disclosure has been added to page 12 of the KMI proxy statement.

Proxy Statement/Prospectus for El Paso Pipeline Partners, LP

Opinion of Tudor, Pickering, Holt & Co. Securities, Inc. 55

21.                            Please disclose the method of selection of Tudor, Pickering, Holt & Co. Securities, Inc. In other words, disclose the process by which this advisor was retained. See Item 1015(b)(3) of Regulation M-A.

Response:                               In response to the Staff’s comment, disclosure has been added to page 72 of the EPB proxy statement/prospectus.

22.                            We note that the description on page 68 regarding the material relationships in the past two years between EPB and Tudor, Pickering, Holt & Co. Securities, Inc. does not provide a quantitative description of the fees paid to Tudor, Pickering, Holt & Co. Securities, Inc. and its affiliates. Please revise the registration statement to provide such disclosures.  Please see Item 1015(b)(3) and (4) of Regulation M-A.

Response:                               In response to the Staff’s comment, disclosure has been added to page 73 of the EPB proxy statement/prospectus.

United States Securities and Exchange Commission

October 1, 2014

Courtesy packages containing this letter and marked copies of Amendment No. 1 showing all changes to the Registration Statement as filed on August 27, 2014 are being delivered to each individual named in the last paragraph of the Staff’s September 26th comment letter.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Gary W. Orloff of Bracewell & Giuliani LLP at (713) 221-1306, or in his absence, Troy L. Harder, at (713) 221-1456.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Gary W. Orloff
Gary W. Orloff

cc:	David R. DeVeau
Kinder Morgan, Inc.

Joshua Davidson
Tull R. Florey
Baker Botts LLP

Mike Rosenwasser
Keith R. Fullenweider
Vinson & Elkins LLP

Michael J. Aiello
Weil, Gotshal & Manges LLP

R. Daniel Witschey, Jr.
Troy L. Harder
Bracewell & Giuliani LLP